SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of November, 2008
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
Tel: (86 755) 2663-8900
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ☐                              No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    . )
     N/A

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES THIRD QUARTER 2008 RESULTS
Unaudited Condensed Consolidated Balance Sheets
Unaudited Condensed Consolidated Statements of Income
Unaudited Condensed Consolidated Statements of Cash Flows
SIGNATURES

2

This Form 6-K consists of:
The announcement of third quarter 2008 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on November 13, 2008.

2

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES
THIRD QUARTER 2008 RESULTS
SHENZHEN, CHINA — November 13, 2008 — China GrenTech Corporation Limited (NASDAQ: GRRF, “the Company”, or “GrenTech”), a leading China-based radio frequency (“RF”) technology and product developer and a leading wireless coverage products and services provider, today announced its unaudited financial results for the third quarter ended September 30, 2008.
Third Quarter 2008 Highlights
•	Total revenue increased by 14.0% sequentially and decreased by 22.2% year-over-year to RMB212.5 million (US$31.3 million)(1)
➢	Revenue from wireless coverage products was RMB156.3 million (US$23.0 million)

➢	Revenue from base station RF products was RMB56.2 million (US$8.3 million)
•	Gross profit was RMB62.8 million (US$9.3 million)

•	Operating income was RMB2.7 million (US$0.4 million)

•	Net loss was RMB8.4 million(US$1.2 million)

•	Telecommunications operator restructuring has been initially completed in China, and network construction has resumed

•	Customer mix improved, with revenue contribution from China Mobile increased by 30.8% year-over-year

•	The Company now expects 2008 revenue to remain flat versus 2007
Mr. Yingjie Gao, Chairman and Chief Executive Officer of GrenTech, commented, “Our third quarter results were affected by the temporary suspension of nearly all network construction activities during the Beijing Olympic Games. This was the case for all industry players, and we were not immune to this disruption. After the Olympics, the completion of the CDMA network transfer between China Unicom and China Telecom, and the integration of China Unicom and China Netcom have concluded the initial phase of restructuring China’s telecommunication operators. China Telecom has commenced CDMA network construction and China Mobile has finalized its main equipment bidding process for the TD Phase II construction. It is expected that all of the operators will invest heavily in order to compensate for the period of suspended investments.
“While we are confident that upcoming large-scale network construction will present GrenTech with tremendous opportunities in both the wireless coverage and base station RF businesses in

(1)	The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. dollars in effect on September 30, 2008 in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York , which was US$1.00=RMB6.7899. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2008.

China, we also prepared for a potential impact from the global financial crisis. To this end, we have committed to a few key business initiatives, such as selecting quality orders, strengthening our balance sheet and improving our operational efficiency. Some of these measures may potentially slow down our revenue growth or profitability in the short term; however, we believe that they are essential elements for achieving profitable and sustainable long-term growth,” concluded Mr. Gao.
Third Quarter 2008 Unaudited Financial Results
Revenue
Total revenue decreased by RMB60.7 million (US$8.9 million), or 22.2%, year-over-year to RMB212.5 million (US$31.3 million), with revenue from the wireless coverage and RF businesses decreasing year-over-year by 19.6% and 28.6%, respectively. Suspension of almost all wireless coverage construction projects from operators in China during the Beijing Olympic Games was the primary reason for the revenue decline.
However, the Company has improved its customer mix, with wireless coverage revenue from China Mobile increasing by 30.8% compared to the third quarter of 2007. The revenue increase from China Mobile was a result of the Company’s contract win in China Mobile’s centralized bidding this year, and a sustained effort to further penetrate China Mobile’s integration services and WLAN markets. Revenue from the RF business grew by 91.7% sequentially, as a result of increased demand from base station manufacturers as they prepare for the anticipated CDMA network construction roll out.

	Three Months Ended September 30,
	2007	2008
	Revenues	Revenues	Revenues	% of Total
	(RMB'000)	(RMB'000)	(US$'000)	Revenues

Wireless Coverage Products & Services
China Mobile	71,311	93,290	13,740	43.9%
China Unicom	74,491	52,260	7,696	24.6%
China Telecom	15,513	4,745	699	2.2%
China Netcom	8,374	1,165	172	0.6%
Overseas	5,918	302	44	0.2%
Non-operators	18,888	4,546	670	2.1%
Subtotal	194,495	156,308	23,021	73.6%

RF Products
OEMs	78,719	56,170	8,272	26.4%

Total	273,214	212,478	31,293	100.0%

Cost of Revenue
Cost of revenue in the third quarter 2008 decreased by RMB16.0 million (US$2.4 million), or 9.7%, year-over-year to RMB149.6 million (US$22.0 million), mainly due to decreased revenue.
Gross Profit
Gross profit of RMB62.8 million (US$9.3 million) in the third quarter 2008 represented a decrease of RMB44.7 million, or 41.6%, compared to the same period last year. Gross margin was 29.6%, compared with 39.4% in the third quarter of 2007. The decrease was a result of intensified market competition and pricing pressure from telecommunication operators’ centralized bidding policies for wireless coverage equipment procurement.
Operating Expenses
Total operating expenses decreased by RMB1.3 million (US$0.2 million), or 2.1%, year-over-year to RMB60.1 million (US$8.9 million) in the third quarter 2008.
Sales and distribution expenses decreased by RMB6.8 million (US$1.0 million), or 20.2%, to RMB26.8 (US$4.0 million) year-over-year, due to tighter controls over sales-related, operational and rental expenses.
Research and development expenses increased by RMB2.2 million (US$0.3 million), or 16.5%, to RMB15.5 million (US$2.3 million) year-over-year, due to increased research materials costs in the third quarter 2008.
General and administrative expenses increased by RMB3.3 million (US$0.5 million), or 23.1%, to RMB17.8 million (US$2.6 million) year-over-year, mainly due to i) depreciation expenses increase of RMB1.3 million (US$0.2 million) from the implementation of a new SAP AG system and the change in accounting treatment for a new building, which was transferred from a construction-in-progress item to a fixed asset; and ii) a share-based compensation of RMB2.1 million (US$0.3 million) in the form of share options to the Company’s employees and directors.
Operating Income
Operating income decreased by RMB43.5 million (US$6.4 million), or 94.1%, to RMB2.7 million (US$0.4 million) compared with the third quarter 2007, mainly due to decreases in revenue and gross margin in the wireless coverage business.
Other Expenses
Total other expenses were RMB11.7 million (US$1.7 million), an increase of RMB2.5 million (US$0.4 million), or 26.9%, compared with the third quarter 2007.
Interest expense was RMB15.3 million (US$2.3 million), an increase of RMB7.0 million (US$1.0 million), or 82.8%, year-over-year, due to increased bank borrowings and higher handling charges and interest expenses related to accounts receivable financing.
Interest income was RMB4.5 million (US$0.7 million), an increase of RMB2.0 million (US$0.3 million), or 77.5%, compared with the same period last year. This was primarily due to increases in the effective interest income related to long-term accounts receivable.
Foreign currency exchange loss was RMB1.0 million (US$0.1 million), a decrease of RMB3.4 million (US$0.5 million), or 77.7%, over the third quarter 2007. This was primarily due to the conversion of most of its foreign currency savings to Renminbi during the third quarter 2008, reducing losses from currency exchange rate fluctuations.
Net Loss
Net loss was RMB8.4 million (US$1.2 million), and net loss per ADS was RMB0.35 (US$0.05) in the third quarter 2008.
Balance Sheet
Cash, cash equivalents and pledged time deposits decreased from RMB576.6 million as of December 31, 2007 to RMB200.0 million (US$29.4 million) as of September 30, 2008, a decrease of RMB376.6 million, or 65.3%. This decrease was mainly attributable to the use of cash for working capital outlays for raw materials and operating overhead, as well as capital expenditures for plant and equipment purchases.
Total accounts receivable increased by 2.4%, from RMB1,315.3 million (US$198.5 million) as of December 31, 2007 to RMB1,347.5 million (US$198.5 million) as of September 30, 2008. This increase was mainly attributable to more recognized revenue than receivables collections in the third quarter 2008. The Company is not certain whether the restructuring of China’s telecommunications operators and the subsequent CDMA network transfer from China Unicom to China Telecom will affect collections for a portion of the receivables. The Company will carefully reassess the collection risks involved according to restructuring progress, and may write off any probable uncollectible bad debts if necessary.
Inventories increased from RMB542.1 million as of December 31, 2007 to RMB678.2 million (US$99.9 million) as of September 30, 2008, an increase of 25.1%. The increase was mainly due to increases in RF product raw materials and increases in the amount of wireless coverage product finished goods that have been shipped to customers or installed at customer sites but not yet recognized as revenue.
Total assets decreased by RMB118.4 million, or 3.9%, from RMB2,997.3 million as of December 31, 2007 to RMB2,878.9 million (US$424.0 million) as of September 30, 2008, mainly due to decreases in total cash, cash equivalents and pledged time deposits.
Total liabilities decreased by RMB44.0 million, or 3.1%, from RMB1,405.0 million as of December 31, 2007 to RMB1,361.1 million (US$200.5 million) as of September 30, 2008, primarily due to a decrease in accounts payable and long-term debt.

Business Review
In order to capture upcoming large-scale network construction opportunities and be vigilant in preparations for potential impacts from the global financial crisis and economic downturn, GrenTech management has committed to the following key business priorities:
•	Select quality orders

•	Reduce accounts receivable
➢	Offer discounts to customers that commit to shorter collection schedules

➢	Reassess the receivables which may be affected by the operator restructuring and may write off probable uncollectible bad debts

➢	Implement stronger initiatives to speed up collection time
•	Improve inventory turnover
➢	Reduce raw materials inventory levels

➢	Shorten raw materials delivery period

➢	Urge customers to speed up the contract conclusion and inspection process in order to shorten the installed finished goods revenue recognition cycle
•	Reevaluate the production process and implement more stringent measurement to rationalize cost of goods sold.

•	Enhance operating efficiency:
➢	Optimize operating process

➢	Streamline business procedures

➢	Manage operating expenses such as sales and marketing, and general and administration costs
Although some of the above activities may slow down the Company’s revenue growth or profitability in the near term, management believes these measures will effectively place the Company in a stronger position to capture future market opportunities for mid- to long-term business growth.
Business Outlook and Guidance
Wireless Coverage Products and Services
Well positioned for the upcoming large-scale wireless coverage construction — In the fourth quarter, China Mobile is expected to accelerate its GSM network construction and to initiate its TD Phase II network construction in 28 cities. It is also believed that China Telecom will commence large-scale construction of its CDMA network, with indoor coverage being one of the most heavily invested projects. China Unicom’s network construction may be postponed slightly, due to uncertainties surrounding its personnel integration and organizational restructuring. Following GrenTech’s centralized bidding wins for wireless coverage equipment from both China Mobile and China Unicom, the Company has also won China Telecom’s wireless coverage equipment centralized bid. Furthermore, the Company won bids to be a qualified integration services provider for China Mobile, China Unicom and China Telecom’s provincial subsidiaries in the third quarter 2008. The Company is well positioned for the upcoming coverage construction.
Base Station RF Products
Demand for RF modules is expected to reach record levels, as TD Phase II network construction and CDMA network expansion are expected to launch shortly. The Company has already received large orders for RF modules from base station manufacturers.
Guidance for 2008
Overall, due to the suspension of network construction in the third quarter and telecommunications operator restructuring, the Company expects 2008 revenue to remain flat versus 2007.
Conference Call and Webcast
The Company’s management team will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong) on Friday, November 14, 2008 to discuss its 2008 third quarter financial results and recent business activity. To access the live teleconference, please dial 1 800 299 7635 (US), 800 96 3844 (Hong Kong) or 1 617 786 2901 (International), and enter the passcode “GRENTECHCALL.” A replay of the conference call will be available through 11:00 pm (Eastern) on November 20, 2008 by calling 1 888 286 8010 (US) or 1 617 801 6888 (International) and entering the passcode “73141965”. A webcast of the conference call will be available on the Company’s website at: www.GrenTech.com.cn.
About China GrenTech
China GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. China GrenTech is a qualified supplier of RF parts and components to six major base station manufacturers including Huawei Technologies and ZTE Corporation. For more information, please visit www.GrenTech.com.cn

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include the Company’s reliance on business relationships with the Chinese telecom operators and base station manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecom operators’ bidding policies or other factors; the risk that the telecom operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects; uncertainty as to the future demand for base station RF products by domestic or international base station manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates; risks associated with large accounts receivable, long collection periods and accounts receivable cycles; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China, including uncertainties regarding the timing and nature of any future restructuring of the telecom operators in China and the risks that such restructuring will not result in expanded investments to expand network coverage or quality; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; its reliance on third parties to carry out the installation of its wireless coverage products; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies; risks associated with possible defects and errors in its wireless coverage products or RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contact:	Investor Relations (US):
Kent Lo, Investor Relations Manager	Delia Cannan
China GrenTech Corp Ltd.	Taylor Rafferty
+86 755 2650 3007	+1 212 889 4350
kentlo@GrenTech.com.cn	GrenTech@Taylor-Rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
GrenTech@Taylor-Rafferty.com	GrenTech@Taylor-Rafferty.com
— FINANCIAL TABLES TO FOLLOW —

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2007 and September 30, 2008
(RMB and US$ expressed in thousands)

	December 31,	September 30,	September 30,
	2007	2008	2008
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	316,778	67,954	10,008
Pledged time deposits	259,786	131,999	19,440
Accounts receivable, net	925,838	959,887	141,370
Inventories	542,094	678,206	99,885
Other current assets	63,195	96,794	14,256

Total current assets	2,107,691	1,934,840	284,959
Long-term accounts receivable	389,505	387,573	57,081
Other non-current assets	500,103	556,495	81,959

Total assets	2,997,299	2,878,908	423,999

Liabilities
Short-term bank loans	456,050	448,083	65,993
Other current liabilities	793,031	777,218	114,466

Total current liabilities	1,249,081	1,225,301	180,459
Long-term debt	150,000	130,000	19,146
Other non-current liabilities	5,938	5,758	848
Total liabilities	1,405,019	1,361,059	200,453

Minority interests	5,763	5,108	753
Total shareholders’ equity	1,586,517	1,512,741	222,793

Total liabilities and shareholders’ equity	2,997,299	2,878,908	423,999

Unaudited Condensed Consolidated Statements of Income
for the Three and Nine Month Periods Ended September 30, 2007 and 2008
(RMB and US$ expressed in thousands, except share and per share data)

	For Three Months Ended September 30,			For Nine Months Ended September 30,
	2007	2008	2008	2007	2008	2008
	RMB	RMB	US$	RMB	RMB	US$
Revenues	273,214	212,478	31,293	507,524	470,208	69,251
Cost of revenues	(165,634)	(149,635)	(22,038)	(304,312)	(323,271)	(47,611)

Gross profit	107,580	62,843	9,255	203,212	146,937	21,640
Operating expenses:
Research and development costs	(13,286)	(15,477)	(2,279)	(40,813)	(48,620)	(7,161)
Sales and distribution expenses	(33,636)	(26,841)	(3,953)	(94,089)	(86,665)	(12,764)
General and administrative expenses	(14,473)	(17,816)	(2,624)	(43,533)	(50,199)	(7,393)

Total operating expenses	(61,395)	(60,134)	(8,856)	(178,435)	(185,484)	(27,318)

Operating income/(loss)	46,185	2,709	399	24,777	(38,547)	(5,678)
Other (expense)/income:
Interest income	2,525	4,482	660	6,757	14,718	2,169
Interest expense	(8,398)	(15,349)	(2,261)	(20,985)	(42,581)	(6,271)
Investment income	—	—	—	318	296	43
Foreign currency exchange loss	(4,369)	(974)	(143)	(10,098)	(10,907)	(1,606)
Grant income	1,000	110	16	4,430	2,231	328

Total other expense	(9,242)	(11,731)	(1,728)	(19,578)	(36,243)	(5,337)

Income/(loss) before income tax (expense)/benefit and minority interests	36,943	(9,022)	(1,329)	5,199	(74,790)	(11,015)
Income tax (expense)/benefit	(3,816)	363	53	(1,735)	7,132	1,050

Income/(loss) before minority interests	33,127	(8,659)	(1,276)	3,464	(67,658)	(9,965)
Minority interests, net of tax	(5)	227	33	1,020	655	97

Net income/(loss)	33,122	(8,432)	(1,243)	4,484	(67,003)	(9,868)

Net income/(loss) available to ordinary shareholders	33,122	(8,432)	(1,243)	4,484	(67,003)	(9,868)

Net income/(loss) per share available to ordinary shareholders:
— Basic	0.05	(0.01)	(0.002)	0.01	(0.11)	(0.016)

Weighted average number of ordinary shares:
— Basic	625,000,000	609,553,400	609,553,400	625,000,000	612,551,636	612,551,636

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For Nine months ended September 30, 2007 and 2008
(RMB and US$ expressed in thousands)

	For Nine Months Ended September 30,
	2007	2008	2008
	RMB	RMB	US$

Net cash used in operating activities	(295,591)	(185,618)	(27,337)
Net cash used in investing activities	(196,495)	35,769	5,268
Net cash provided by/ (used in) financing activities	233,931	(95,506)	(14,066)
Effect of exchange rate changes on cash	(3,949)	(3,469)	(511)

Net decrease in cash and cash equivalents	(262,104)	(248,824)	(36,646)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited

/s/ Rong Yu
Name: Rong Yu
Title: Director, Chief Financial Officer and Principal Accounting Officer

Date: November 14, 2008